SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-267419) of Li-Cycle Holdings Corp. (the “Company”) (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Change in Fiscal Year

On December 21, 2022, the Board of Directors (the “Board”) of the Company approved a change of the Company’s fiscal year end from October 31 to December 31. The Company plans to file a transition report on Form 20-F for the transition period of November 1, 2022 through December 31, 2022. The Company’s 2023 fiscal year will begin on January 1, 2023 and end on December 31, 2023.

The press release announcing the change in fiscal year is included as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated December 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: December 21, 2022